News Release

Exhibit 99.1

PartnerRe Ltd. Declares Dividend on Preferred Shares

PEMBROKE, Bermuda, August 2, 2023 - PartnerRe Ltd. ("the Company") announced that its Board of Directors has declared a dividend for the period June 15, 2023 – September 14, 2023 of $0.3046875 per share on the Company’s 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J. The dividend is payable on September 15, 2023 to shareholders of record on August 31, 2023.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2022, total revenues were $5.7 billion. At June 30, 2023, total assets were $30.2 billion, total capital was $9.0 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

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Contacts:	PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon